1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2005

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number		Page
1.1	Press Release dated August 11, 2005

1.2	Interim Report dated August 11, 2005

FORWARD-LOOKING STATEMENTS

The Press Release and Interim Report of TOM Online Inc. (the “Company”), constituting Exhibits 1.1 and 1.2 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company, the expected benefit of any acquisition, the future prospects of and our ability to integrate the acquired business, the continued growth of the telecommunications industry in China, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans, including its ability to expand its market share and revenue through acquisitions.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s Annual Report for the Fiscal Year ended December 31, 2004 on Form 20-F (File No. 000-50631), as filed with the Securities and Exchange Commission.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: August 11, 2005	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Financial Officer

3

Exhibit 1.1

TOM Online Reports Second Quarter 2005 Financial Results

Achieves record levels of revenues and profits

(Hong Kong, Aug 11, 2005) –TOM Online Inc., (Nasdaq: TOMO; Hong Kong GEM stock code: 8282) (“TOM Online” or “the Company”), a leading wireless Internet company in China, announced today its financial results for the second quarter ended June 30, 2005.

During the quarter, the Company achieved record levels of revenues and profits since going public early last year.

FINANCIAL HIGHLIGHTS:

•	Total revenues were US$42.78 million (“mn”), an increase of 38.5% from the same period last year and up 21.2% from the last quarter. This exceeded the high-end of the Company’s 2Q05 guidance by 10.3% (US$37.0 mn to US$38.8 mn).

•	Wireless Internet revenues were US$40.67 mn, representing a 41% increase over the same period last year and a 21.6% increase over the previous quarter. Wireless Internet revenues made up 95% of the Company’s total quarterly revenues.

•	Net Income was US$10.24 mn, an increase of 1.8% from the same period last year and up 11.8% from the last quarter.

•	Fully diluted earnings per American Depository Share (“ADS”) were US$19.5 cents per share or US$0.24 cents per common share.

•	Balance of cash, short-term bank deposits and marketable securities was approximately US$153.05 mn at the end of the second quarter 2005.

Wang Lei Lei, TOM Online Chief Executive Officer and Executive Director, said: “TOM Online had a very strong quarter. Our focus and strategy to be the leading wireless Internet company in China, continues to produce strong results”.

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

Business Results

The Company’s unaudited consolidated revenues for the three months ended June 30, 2005 were US$42.78 mn, an increase of 38.5% over the same period in 2004 and an increase of 21.2% quarter on quarter. This exceeded the high-end of the Company’s 2Q05 guidance by 10.3% (US$37.0 mn to US$38.8 mn).

Gross profit was US$17.78 mn, representing an increase of 13.9% over the same period last year and a 28% increase quarter on quarter. Gross margins recovered to 41.6%, from 39.4% in the previous quarter. This margin rebound was due to a number of factors including a rebound in wireless operators’ revenues confirmation rates and improved online advertising revenues.

Total operating expenses were US$ 8.45 mn for the second quarter. This was an increase of US$2.61 mn or 44.7% over the previous quarter’s total operating expenses of US$ 5.84 mn. The quarter on quarter increase in expenses in the quarter was mainly attributable to (a) accrual of approximately US$ 1.28 mn in management performance-related bonuses (b) inclusion of Indiagames’ operating expenses for the full quarter and (c) higher administrative and sales, marketing expenses from seasonally lower 1Q levels. Second quarter 2005 total sales and marketing expenses were US$ 2.01 mn (including Indiagames) vs. US$ 1.18 mn in the first quarter of 2005 and US$ 2.01 mn in the same period last year.

Operating income was US$ 9.3 mn, up 15.8% quarter on quarter, but only 0.4% higher than the same period last year, due to the increase in operating expenses for the quarter. Operating margins were 21.8% in the second quarter compared to 22.8% from the last quarter.

For the second quarter, net interest income was US$ 0.7 mn, down from previous levels due to a reduction in our bond portfolio. During the quarter, in order to fund outstanding contingent liabilities, the Company sold a total of US$15.0 mn worth of bonds and a gain of US$ 0.45 mn was recognized in those sales.

2Q EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization) were US$ 11.28 mn, an increase of 13% quarter on quarter, but a slight decline of 3.3% year on year, reflecting the increase in operating expenses for the quarter. EBITDA margin was 26.4% for the second quarter down from 28.3% from the last quarter.

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

Net Income was US$ 10.24 mn, an increase of 11.8% quarter on quarter and an increase of 1.8% over the same period last year. Net Income margin decreased to 23.9% in the second quarter, from 26% in the previous quarter, again reflecting the increase of operating expenses for the quarter.

US GAAP basic earnings per American Depository Share were US$19.9 cents for the quarter. US GAAP basic earnings per Hong Kong ordinary share were US$0.25 cents for the quarter. Shares used in computing US GAAP basic earnings per American Depository Share were 51,501,733 and shares used in computing US GAAP basic earnings per Hong Kong ordinary share were 4,120,138,667.

US GAAP diluted earnings per American Depository Share were US$19.5 cents for the quarter. US GAAP diluted earnings per Hong Kong ordinary share were US$0.24 cents for the quarter. Shares used in computing US GAAP diluted earnings per American Depository Share were 52,504,444 shares and shares used in computing US GAAP diluted earnings per Hong Kong ordinary share were 4,200,355,503.

Total wireless Internet service revenues (including the first full quarter of consolidating Indiagames) were US$ 40.67 mn for the second quarter of 2005, an increase of 41.0% from the same period last year and a 21.6% increase QoQ. Wireless Internet revenues accounted for 95% of total revenues in the second quarter.

During the quarter, the Company continued to remain focus on growing this business in China. Key elements continuing to accomplish this are:

(a)	Constant innovation and more effectively marketing of core wireless platform services, such as 2.5G services and IVR;

(b)	Broadening and deepening its relationships with traditional media/content partners such as local provincial TV, radio stations as well as handset partners to build barriers of entry to market;

(c)	Driving the adoption of entertainment and music related content over mobile media platforms, such as WAP, MMS and CRBT, in addition to IVR and;

(d)	Preparing for new technologies and opportunities in 2.75G/3G, such as the recently announced alliance with leading domestic handset manufacturer TCL Mobile and online/mobile content alliance with Warner Bros Online.

SMS (“Short Messaging Service”) revenues in 2Q05 were US$ 15.41 mn, up 22.3% quarter on quarter and increased 2% from the same period last year. SMS revenues

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

made up 38% of our total wireless Internet revenues in the quarter. Strong quarter on quarter growth was driven by continued distribution channel and product development activities, but also reflected seasonally strong sports events during the quarter. These contributed to increases in our SMS traffic by virtue of our relationships with major TV sports channels in China (including the broadcast of the NBA finals on CCTV-5). In addition, revenues were positively impacted by a cyclical rebound in the Company’s mobile operators’ revenues confirmation rates, compared to the previous quarter, which reflects stabilization of the SMS business on the newly migrated MISC platform. SMS will continue to be a core business line for the Company, but it does not anticipate benefiting from similar seasonal or cyclical event driven traffic increases in the near future.

MMS (“Multimedia Messaging Service”) revenues for 2Q were US$2.6 mn, up 36.7% quarter on quarter and 29.3% year on year. MMS revenues made up 6% of the Company’s total wireless Internet revenues in the quarter. A major driver of this growth was the rebound in its MMS business post the migration to the new MISC platform in 1Q, which negatively impacted its MMS service offerings. As discussed before, the Company continues to believe that MMS is a transitory product category and does not expect significant growth as the MMS MISC platform becomes more stable.

WAP (“Wireless Application Protocol”) revenues for 2Q were US$ 7.8 mn, up 5% QoQ, but up 122% YoY. WAP revenues made up 19% of our total wireless Internet revenues in the quarter. Stable QoQ revenue performance was due to the clean-up of “silent users” by mobile operators. Resulting traffic declines were offset by continued product development activities, broadening of its sales distribution channels and increased local marketing activities with provincial mobile operators. The Company believes the continued activities to clean-up “silent users” on the part of mobile operators will limit growth opportunities for the WAP business in the near term.

IVR (“Interactive Voice Response”) revenues in 2Q were US$10.32 mn, up 23.6% quarter on quarter and 26% year on year. IVR revenues made up 25% of total wireless Internet revenues for the quarter. This strong growth was driven by continued innovation in music and entertainment related IVR products as well as continued development of offline sales channels. This includes efforts to work more closely with traditional media channels (TV and radio) to bring interactivity to a wider, non-Internet user base.

CRBT (“Colour Ringback Tones”) revenues in 2Q05 were US$3.26 mn, representing an increase of 21.9% quarter on quarter. TOM Online did not have CRBT revenues in the same period last year. CBRT made up 8% of total wireless Internet revenues in the

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

quarter. CRBT has become a popular application for mobile users to personalize what callers hear when calling them and continues to be actively promoted by the mobile operators as new revenue source.

Online advertising revenues were US$ 1.84 mn in 2Q, up 15.9% QoQ, but down slightly 3.9% from the same period last year. The Company remains committed to its portal business and will pursue a strategy of differentiating our services by focusing our efforts on online entertainment, sports, and community services, and the opportunity to partner with world-class leading platform providers who require strong local partners to help them operate successfully in the Chinese Internet market.

With a view to improving profitability, the Company has also implemented a program to review and improve the cost efficiency of our portal business. This includes the outsourcing of non-essential channels, such as education and health, but further concentrating resources to our entertainment, sports, community channels and partner relationships.

The Company believes that the resources it possesses on its portal will be a competitive advantage in the wireless Internet businesses as the market moves to improved bandwidth and device capabilities in 3G and are actively developing applications and services (such as mobile blogs) to take advantage of the expected convergence between mobile and PC Internet enabled devices over the next few years.

Jay Chang, Deputy Chief Financial Officer, commented: “In the second quarter, TOM Online achieved record revenues and profits driven by sequential growth in all of our wireless and online business lines.”

The Company’s relationship with Skype continues to progress well. In addition to integrating IVR functionality into the TOM-Skype client in the latest version of TOM-Skype, the Company has continued to see a steady increase in TOM-Skype users and a positive impact to its overall portal traffic and usage.

With a stabilized environment for the Company’s wireless Internet business and continued enhancement of its online services, the Company believes its prospects for the remainder of the year continue to be strong and it expects continued growth in both revenues and net income on an annual basis.

The Company’s management estimates that its total revenues for the third quarter of 2005 will be in the range of between US$42.0 million and US$43.5 million.

ENDS

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

Conference Call

Following the announcement, TOM Online’s management team will host a conference call at 09:00 AM EDT (21:00 Hong Kong Time), August 11, 2005 to present an overview of the company’s financial performance and business operations.

The dial-in numbers for the call are +10800-8520823 (China North), +10800-1520823 (China South), +852-22584002 (Hong Kong), +0800-0967428 (United Kingdom), +877-542-7993 (the United States). The passcode is TOM ONLINE.

The conference call will also be broadcasted live. Please visit http://ir.tom.com.

About TOM Online Inc.

TOM Online Inc. (Nasdaq: TOMO; HK GEM stock code: 8282) is a leading wireless Internet company in China providing value-added multimedia products and services. A premier online brand in China targeting the young and trendy demographic, the company’s primary business activities include wireless internet services and online advertising. The company offers an array of products such as SMS, MMS, WAP, wireless interactive voice response services, content channels, search and classified information, free and fee-based advanced email and online games. As of June 30, 2005, TOM Online is the only portal in China that enjoyed a top three ranking in every wireless internet service segment.

TOM Online is a subsidiary of TOM Group Limited (“TOM Group”), one of the leading Chinese language media groups in the Greater China region. TOM Group’s diverse operations span five media sectors: the Internet (through TOM Online Inc.), outdoor (through TOM Outdoor Media Group), publishing, sports and TV & entertainment.

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

Forward-Looking Statements

The Press Release and the Announcement of TOM Online Inc. (the “Company”), constituting Exhibits 1.1 [and 1.2] to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company, the continued growth of the telecommunications industry in China, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s registration statement on Form F-1 (File No. 333-112800), as filed with the Securities and Exchange Commission.

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

CONDENSED CONSOLIDATED BALANCE SHEETS

	Audited December 31, 2004	Unaudited June 30, 2005
	(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents	79,320	52,009
Short term bank deposits	—	1,449
Accounts receivables, net	26,369	32,581

Restricted cash	—	300
Prepayments	4,116	5,707
Deposits and other receivables	2,343	1,940
Due from related parties	159	165
Inventories	113	80

Total current assets	112,420	94,231

Available-for-sale debt securities	116,471	39,286

Restricted securities	—	60,308
Investment under cost method	1,494	1,494
Long-term prepayment & deposit	240	240
Property and equipment, net	11,927	14,228
Deferred tax assets	348	350
Goodwill, net	158,494	168,063
Intangibles, net	1,707	1,810

Total assets	403,101	380,010

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	2,778	4,319
Other payables and accruals	10,834	15,646
Income tax payable	543	789
Deferred revenue	122	60

Consideration payable	133,613	—
Due to related parties	20,331	21,117

Total current liabilities	168,221	41,931

Bank loan	—	35,000

Total liabilities	168,221	76,931
Minority interests	456	2,839

	168,677	79,770

Commitments and Contingent Liabilities

Shareholders’ equity:
Share capital	4,995	5,385
Paid-in capital	260,867	308,025
Statutory reserves	9,452	9,452

Accumulated other comprehensive losses	(670)	(1,806)

Accumulated deficit	(40,220)	(20,816)

Total shareholders’ equity	234,424	300,240

Total liabilities, minority interests and shareholders’ equity	403,101	380,010

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended June 30,		Six months ended June 30,
	2004	2005	2004	2005
	(in thousands of U.S. dollars, except number of shares & per share amounts)
Revenues:
Wireless Internet	28,834	40,666	52,670	74,106
Advertising	1,912	1,837	3,134	3,422
Commercial enterprise solutions	135	274	965	530
Internet access	—	—	68	—

Total revenues	30,881	42,777	56,837	78,058

Cost of revenues:
Cost of services	(15,872)	(24,993)	(27,668)	(46,380)
Cost of goods sold	603	—	(64)	—

Total cost of revenues	(15,269)	(24,993)	(27,732)	(46,380)

Gross profit	15,612	17,784	29,105	31,678

Operating expenses:
Selling and marketing expenses	(2,006)	(2,008)	(3,516)	(3,185)
General and administrative expenses	(2,729)	(5,871)	(4,852)	(9,925)
Product development expenses	(207)	(358)	(413)	(616)
Amortization of intangibles	(1,370)	(213)	(2,630)	(559)

Total operating expenses	(6,312)	(8,450)	(11,411)	(14,285)

Income from operations	9,300	9,334	17,694	17,393
Other income/ (loss):

Net interest income	897	696	912	1,815
Gain on disposal of available-for-sale securities	—	450	—	450
Loss on issue of shares by a subsidiary	—	(69)	—	(69)

Income before tax	10,197	10,411	18,606	19,589
Income tax expenses	(4)	(92)	(7)	(112)

Income after tax	10,193	10,319	18,599	19,477
Minority interests	(131)	(76)	(174)	(73)

Net income attributable to shareholders	10,062	10,243	18,425	19,404

Earnings per ordinary share – basic (cents):	0.26	0.25	0.54	0.48

Earnings per ordinary share – diluted (cents):	N/A	0.24	N/A	0.46

Earnings per ADS – basic (cents):	21.2	19.9	43.2	38.7

Earnings per ADS – diluted (cents):	N/A	19.5	N/A	37.0

Weighted average number of shares used in computing Earnings Per Share:
Ordinary shares, basic	3,800,000,000	4,120,138,667	3,415,384,615	4,008,787,949
Ordinary shares, diluted	N/A	4,200,355,503	N/A	4,200,355,503

American Depositary Shares, basic	47,500,000	51,501,733	42,692,308	50,109,849
American Depositary Shares, diluted	N/A	52,504,444	N/A	52,504,444

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2004	2005
	(in thousands of U.S. dollars)
Cash flow from operating activities:
Net income	18,425	19,404

Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangibles	2,630	559
Amortization of investments’ premium	83	198
Allowance for doubtful accounts	123	536
Depreciation	1,905	3,310
Minority interests	174	73
Exchange loss	—	51
Loss on disposal of property and equipment	—	81
Gain on disposal of available-for-sale securities	—	(450)
Loss on issue of shares by a subsidiary	—	69

Change in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(5,629)	(4,878)
Prepayments	(3,579)	(852)
Deposits and other receivables	(701)	235
Due from related parties	(20)	(6)
Inventories	(206)	33
Long-term prepayment and deposits	67	—
Accounts payable	245	1,062
Other payables and accruals	166	4,947
Income tax payable	2	(179)
Deferred revenue	(22)	(62)
Due to related parties	285	786

Net cash provided by operating activities	13,948	24,917

Cash flow from investing activities:
Payments for purchase of property and equipment	(2,355)	(5,341)
Cash paid for short term bank deposits	—	(1,449)
Payment for purchase of intangibles	(1,289)	—
Investment in bonds	(118,883)	—
Cash received on disposal of available for sale securities	—	16,392
Payments for acquisitions	—	(99,898)

Net cash used in investing activities	(122,527)	(90,296)

Cash flow from financing activities:
Issue of ordinary shares, net of issuing expenses	172,439	—
IPO share issuing expenses	—	(803)
Cash received from issue of shares by a subsidiary, net of issuing expenses	—	3,985
Bank loan, net of handling charges	—	34,886

Net cash provided by financing activities	172,439	38,068

Net increase/(decrease) in cash and cash equivalents	63,860	(27,311)
Cash and cash equivalents, beginning of period	22,636	79,320

Cash and cash equivalents, end of period	86,496	52,009

Supplemental disclosures of cash flow information
Cash (paid)/received during the period:
Cash paid for income taxes	(3)	(139)
Interest received	1,428	2,763
Non-cash activities:
Property and equipment transferred from TOM Group	7	—
Outstanding payment for listing expenses	4,647	—

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

Summary of principal differences between US GAAP and HK GAAP

	Three months ended June 30,		Six months ended June 30,
	2004	2005	2004	2005
	(in thousands of U.S. dollars)
Net income attributable to shareholders under US GAAP	10,062	10,243	18,425	19,404
Reconciliation adjustments, net of tax:
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP	1,260	—	2,520	—

Stock compensation cost recognized under HK GAAP	(1,806)	(1,140)	(2,750)	(2,619)

Net income attributable to shareholders under HK GAAP	9,516	9,103	18,195	16,785

	December 31, 2004	June 30, 2005
	(in thousands of U.S. dollars)
Total assets under US GAAP	403,101	380,010
Reconciliation adjustments, net of tax:
- Reversal of amortization of intangibles	5,040	5,040

Total assets under HK GAAP	408,141	385,050

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

	December 31, 2004	June 30, 2005
	(in thousands of U.S. dollars)
Net assets under US GAAP	234,424	300,240
Reconciliation adjustments, net of tax:
Reversal of amortization of intangibles	5,040	5,040

Net assets under HK GAAP	239,464	305,280

Media enquiries:

Rico Ngai

TOM Online Inc.

Tel: +86 (10) 6528-3399 ext 6940

Mob: +86 139-118-95354

E-mail: ricongai@tomonline-inc.com

8th Floor. Tower W3, Oriental Plaza.No.1 Dong Changan Avenue,

Dong Cheng District, Beijing 100738, PRC

Tel: 8610-65283399

Fax: 8610-85181169

http://www.tom.com

Exhibit 1.2

(Stock Code: 8282)

CHARACTERISTICS OF GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

FORWARD-LOOKING STATEMENTS

This announcement contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company, the continued growth of the telecommunications industry in China, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see “Item 3 – Key Information – Risk Factors” section of the Company’s annual report on Form 20-F (File No. 000-50631) as filed with the United States Securities and Exchange Commission.

(Stock Code: 8282)

HALF-YEAR RESULTS FOR 2005

HIGHLIGHTS

•	Total revenues were US$42.78 mn, an increase of 38.5% from the same period last year and up 21.2% from the last quarter. This exceeded the high-end of the Company’s 2Q05 guidance by 10.3% (US$37.0 mn to US$38.8 mn).

•	Wireless Internet revenues were US$40.67 mn, representing a 41% increase over the same period last year and a 21.6% increase over the previous quarter. Wireless Internet revenues made up 95% of our total quarterly revenues.

•	Net Income was US$10.24 mn, an increase of 1.8% from the same period last year and up 11.8% from the last quarter.

•	Fully diluted earnings per American Depository Share were US$19.5 cents per share or US$0.24 cents per common share.

•	Our balance of cash, short-term bank deposits and marketable securities was approximately US$153.05 mn at the end of the second quarter 2005.

CHAIRMAN’S STATEMENT

I am pleased to announce the results of TOM Online Inc. (the “Company” or “TOM Online”) and its subsidiaries (collectively referred to as the “Group”) for the second quarter ended June 30, 2005.

FINANCIAL HIGHLIGHTS

During the quarter, the Company achieved record level of revenues and profits since going public early last year.

For the second quarter of 2005:

•	Total revenues were US$42.78 million (“mn”), an increase of 38.5% from the same period last year and up 21.2% from the last quarter. This exceeded the high-end of the Company’s 2Q05 guidance by 10.3% (US$37.0 mn to US$38.8 mn).

•	Wireless Internet revenues were US$40.67 mn, representing a 41% increase over the same period last year and a 21.6% increase over the previous quarter. Wireless Internet revenues made up 95% of our total quarterly revenues.

•	Net Income was US$10.24 mn, an increase of 1.8% from the same period last year and up 11.8% from the last quarter.

•	Fully diluted earnings per American Depository Share were US$19.5 cents per share or US$0.24 cents per common share.

•	Our balance of cash, short-term bank deposits and marketable securities was approximately US$153.05 mn at the end of the second quarter 2005.

2ND QUARTER 2005 - FINANCIAL PERFORMANCE REVIEW

The Company’s unaudited consolidated revenues for the three months ended June 30, 2005 were US$42.78 mn, an increase of 38.5% over the same period in 2004 and an increase of 21.2% quarter on quarter (“QoQ”). This exceeded the high-end of the Company’s 2Q05 guidance by 10.3% (US$37.0 mn to US$38.8 mn).

Wireless Internet revenues were US$40.67 mn, representing a 41% increase over the same period last year and a 21.6% increase over the previous quarter. Wireless Internet revenues made up 95% of our total quarterly revenues.

Online advertising revenues rebounded from first quarter seasonal lows to US$1.84 mn, representing a 15.9% increase QoQ, but down slightly, 3.9%, over the same period a year prior.

Gross profit was US$17.78 mn, representing an increase of 13.9% over the same period last year and a 28% increase QoQ. Gross margins recovered to 41.6%, from 39.4% in the previous quarter. This margin rebound was due to a number of factors including a cyclical rebound in wireless operators’ revenues confirmation rates and improved online advertising revenues.

Total operating expenses were US$8.45 mn for the second quarter. This was an increase of US$2.61 mn or 44.7% over the previous quarter’s total operating expenses of US$5.84 mn. The QoQ increase in expenses in the quarter was mainly attributable to (a) accrual of approximately US$1.28 mn in management performance-related bonuses (b) inclusion of Indiagames’ operating expenses for the full quarter and (c) higher administrative and sales, marketing expenses from seasonally lower 1Q levels. Second quarter 2005 total sales and marketing expenses were US$2.01 mn (including Indiagames) vs. US$1.18 mn in the first quarter of 2005 and US$2.01 mn in the same period last year.

Operating income was US$9.3 mn, up 15.8% QoQ, but only 0.4% higher than the same period last year, due to the increase in operating expenses for the quarter. Operating margins were 21.8% in the second quarter compared to 22.8% from the last quarter.

For the second quarter, net interest income was US$0.7 mn, down from previous levels due to a reduction in our bond portfolio. During the quarter, in order to fund outstanding contingent liabilities, we sold a total of US$15.0 mn worth of bonds and a gain of US$0.45 mn was recognized on those sales.

2Q EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) were US$11.28 mn, an increase of 13% QoQ, but a slight decline of 3.3% year on year (“YoY”), reflecting the increase in operating expenses for the quarter. EBITDA margin was 26.4% for the second quarter down from 28.3% from the last quarter.

Net Income was US$10.24 mn, an increase of 11.8% QoQ and an increase of 1.8% over the same period last year. Net Income margin decreased to 23.9% in the second quarter, from 26% in the previous quarter, again reflecting the increase of operating expenses for the quarter.

US GAAP basic earnings per American Depository Share were US$19.9 cents for the quarter. US GAAP basic earnings per Hong Kong ordinary share were US$0.25 cents for the quarter. Shares used in computing US GAAP basic earnings per American Depository Share were 51,501,733 and shares used in computing US GAAP basic earnings per Hong Kong ordinary share were 4,120,138,667.

US GAAP diluted earnings per American Depository Share were US$19.5 cents for the quarter. US GAAP diluted earnings per Hong Kong ordinary share were US$0.24 cents for the quarter. Shares used in computing US GAAP diluted earnings per American Depository Share were 52,504,444 shares and shares used in computing US GAAP diluted earnings per Hong Kong ordinary share were 4,200,355,503.

Our balance of cash, short term bank deposits and marketable securities was approximately US$153.05 mn at the end of the second quarter 2005.

BUSINESS REVIEW

Wireless Internet Services

Total wireless Internet service revenues (including the first full quarter of consolidating Indiagames) were US$40.67 mn for the second quarter of 2005, an increase of 41.0% from the same period last year and a 21.6% increase QoQ. Wireless Internet revenues accounted for 95% of our total revenues in the second quarter.

During the quarter, we continued to remain focus on growing this business in China. Key elements continuing to accomplish this are:

(a)	Constant innovation and more effective marketing of core wireless platform services, such as 2.5G services and IVR;

(b)	Broadening and deepening our relationships with traditional media/content partners such as local provincial TV, radio stations as well as handset partners to build barriers of entry to our market;

(c)	Driving the adoption of entertainment and music related content over mobile media platforms, such as WAP, MMS and CRBT, in addition to IVR; and

(d)	Preparing for new technologies and opportunities in 2.75G/3G, such as our recently announced alliance with leading domestic handset manufacturer TCL Mobile and online/mobile content alliance with Warner Bros Online.

SMS services

SMS (“Short Messaging Service”) revenues in 2Q05 were US$15.41 mn, up 22.3% QoQ and increased 2% from the same period last year. SMS revenues made up 38% of our total wireless Internet revenues in the quarter. Strong QoQ growth was driven by continued distribution channel and product development activities, but also reflected seasonally strong sports events during the quarter. These contributed to increases in our SMS traffic by virtue of our relationships with major TV sports channels in China (including the broadcast of the NBA finals on CCTV-5). In addition, our revenues were positively impacted by a cyclical rebound in our mobile operators’ revenues confirmation rates, compared to the previous quarter, which reflects stabilization of the SMS business on the newly migrated MISC platform. SMS will continue to be a core business line for us, but we do not anticipate benefiting from similar seasonal or cyclical event driven traffic increases in the near future.

2.5G services

MMS (“Multimedia Messaging Service”) revenues for 2Q were US$2.6 mn, up 36.7% QoQ and 29.3% YoY. MMS revenues made up 6% of our total wireless Internet revenues in the quarter. A major driver of this growth was the rebound in our MMS business post the migration to the new MISC platform in 1Q, which negatively impacted our MMS service offerings. As discussed before, we continue to believe that MMS is a transitory product category and do not expect significant growth as the MMS MISC platform becomes more stable.

WAP (“Wireless Application Protocol”) revenues for 2Q were US$7.8 mn, up 5% QoQ, but up 122% YoY. WAP revenues made up 19% of our total wireless Internet revenues in the quarter. Stable QoQ revenue performance was due to the clean-up of “silent users” by mobile operators. Resulting traffic declines were offset by continued product development activities, broadening of our sales distribution channels and increased local marketing activities with provincial mobile operators. We believe the continued activities to clean-up “silent users” on the part of mobile operators will limit growth opportunities for our WAP business in the near term.

Voice services

IVR (“Interactive Voice Response”) revenues in 2Q were US$10.32 mn, up 23.6% QoQ and 26% YoY. IVR revenues made up 25% of our total wireless Internet revenues for the quarter. This strong growth was driven by continued innovation in music and celebrity related IVR products as well as continued development of our offline sales channels. This includes our efforts to work more closely with traditional media channels (TV and radio) to bring interactivity to a wider, non-Internet user base.

CRBT (“Colour Ringback Tones”) revenues in 2Q05 were US$3.26 mn, representing an increase of 21.9% QoQ. We did not have CRBT revenues in the same period last year. CRBT made up 8% of our total wireless Internet revenues in the quarter. CBRT continues to be a popular application for mobile users to personalize what callers hear when calling them and continues to be actively promoted by the mobile operators as new revenue source.

Other wireless Internet services

In 2Q05, other wireless Internet services revenues were US$1.25 mn, primarily consisting of revenues from Indiagames. This was the first full quarter in which we consolidated revenues from Indiagames, which accounts for revenues net of operators’ revenue share and the bulk of which are mobile games revenues. Other wireless Internet revenues made up 3% of our total wireless Internet revenues this quarter. Indiagames is a leading publisher and developer of mobile games in India with sales markets expanding to North America, Europe and other Asia regions.

Portal and Online Advertising

Online advertising revenues were US$1.84 mn in 2Q, up 15.9% QoQ, but down slightly 3.9% from the same period last year. We remain committed to our portal business and will pursue a strategy of differentiating our services by focusing our efforts on online entertainment, sports, and community services, and the opportunity to partner with world-class leading platform providers who require strong local partners to help them operate successfully in the Chinese Internet market.

With a view to improving profitability, we have also implemented a program to review and improve the cost efficiency of our portal business. This includes the outsourcing of non-essential channels, such as education and health, but further concentrating resources to our entertainment, sports, community channels and partner relationships.

We believe that the resources we possess on our portal will be a competitive advantage in our wireless Internet businesses as the market moves to improved bandwidth and device capabilities in 3G and are actively developing applications and services (such as mobile blogs) to take advantage of the expected convergence between mobile and PC Internet enabled devices over the next few years.

Lastly, our relationship with Skype continues to progress well. In addition to integrating IVR functionality into the TOM-Skype client in the latest version of TOM-Skype, we have continued to see a steady increase in TOM-Skype users and a positive impact to our overall portal traffic and usage.

BUSINESS OUTLOOK

With a stabilized environment for the Company’s wireless Internet business and continued enhancement of its online services, I believe the Company’s prospects for the remainder of the year continue to be strong and I expect continued growth in both revenues and net income on an annual basis.

I would like to thank the Board of Directors and all of the Company’s employees for their hard work, support and dedication.

Frank Sixt

Chairman

Hong Kong, August 11, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

Liquidity and Financial Resources

The Group generally financed its operations and investing activities with internally generated cash flows, the balance of the Company’s IPO proceeds, loans from our parent company and loan from bank.

During the second quarter, the Group sold certain debt securities and the proceeds totaling US$16,392,000 were received. Gains on disposal amounted to US$450,000.

On April 29, 2005, a long-term loan of US$35,000,000 was drawn down to partly finance the payment of the balance of our business acquisitions. Certain debt securities were pledged as collateral for the loan (see “Capital Structure”).

As at June 30, 2005, the Group’s cash and cash equivalents balance was US$52,009,000 and the fair value of its investment in debt securities amounted to US$99,594,000. Short term bank deposits, in the form of certificates of deposits, amounted to US$1,449,000. During the first six months of the year, the Group’s net cash inflow from its operating activities was US$24,917,000 and the Group used US$99,898,000 to settle the payments for business acquisitions. The Group believes that it has sufficient liquidity and cash to finance future operations and its operating activities are showing healthy conditions and generating adequate free cashflow.

Capital Structure

In April 2005, the Group secured a 4-year bank loan facility amounting to US$57,000,000 bearing interest rate at 0.23% per annum over LIBOR (“London Inter-Bank Offer Rate”). Debt securities with total face value of US$60,000,000 were pledged as collateral for this loan facility. For the quarter ended June 30, 2005, the Group has drawn down US$35,000,000 to partly finance the payment of acquisitions.

The change in our issued share capital was due to the issue of 304,155,503 ordinary shares to Cranwood and its nominee on April 25, 2005, to satisfy part of the earn-out consideration payment in shares for the acquisition of Puccini.

Employee Information

As at June 30, 2005, the Group had 1,067 full-time employees. During the first six months of the year, employee costs, including Directors’ emoluments, totaled US$9,331,000.

The Group’s employment and remuneration policies remained the same as detailed in the Company’s annual report for the year ended December 31, 2004.

Charges on Group Assets

As at June 30, 2005, an amount of US$60,000,000, at face value, of investment in interest bearing debt securities was pledged as collateral for securing a loan facility amounting to US$57,000,000. The Group drew down US$35,000,000 during the quarter. Prior to that, the Group had not pledged any assets.

Gearing Ratio

As at June 30, 2005, the gearing ratio of the Group based on the total liabilities over total assets was approximately 20.2%.

Foreign Exchange Exposure

The Group’s policy is for each operating entity to borrow in the local currency, where possible, in order to minimize currency risk.

Our non wholly-owned subsidiary, Indiagames, located in Mumbai, India, generates a majority of its revenues from international sales in US$ and EURO and the remaining local sales in Rupees. In addition, most of its licensing and royalties expenses are to the account of foreign providers. To minimize foreign exchange exposure, Indiagames has 1 foreign currency bank account in each of the said currencies. The Company believes that Indiagames is not exposed to material foreign currency fluctuations.

On July 21, 2005, the People’s Bank of China announced a 2.1% revaluation of the RMB to US$ (or from roughly a RMB8.28 exchange rate to roughly RMB8.11 per US$), and a new system to set the value of the RMB against an unspecified basket of currencies. While our reporting currency is the US$, the vast majority of our revenues and expenses are denominated in RMB (with the exception of our Indian subsidiary) and a significant portion of our assets and liabilities are denominated in RMB and to the extent that the revaluation of the RMB is sustained at current levels, relative to the US$, we would expect, for our revenues on a US$ basis to be impacted roughly in-line to slightly lower (due to contribution from non-RMB results of Indiagames) with RMB exchange rates to the US$and no material fluctuation in the exchange rate between the US$ and RMB. Following the appreciation of the RMB, the net assets of the Group denominated in RMB have been assessed and it is concluded that there is no material impact on the reported consolidated financial statements.

Contingent Liabilities

Other than our obligations in connection with our acquisition of Treasure Base (please refer to note 18), we did not have any material contingent liabilities as at June 30, 2005.

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	Audited December 31, 2004	Unaudited June 30, 2005
		(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents		79,320	52,009
Short term bank deposits	3	—	1,449
Accounts receivables, net	4	26,369	32,581
Restricted cash		—	300
Prepayments		4,116	5,707
Deposits and other receivables		2,343	1,940
Due from related parties		159	165
Inventories		113	80

Total current assets		112,420	94,231

Available-for-sale debt securities	5	116,471	39,286
Restricted securities	5	—	60,308
Investment under cost method		1,494	1,494
Long-term prepayment & deposit		240	240
Property and equipment, net	6	11,927	14,228
Deferred tax assets	11	348	350
Goodwill, net	7	158,494	168,063
Intangibles, net		1,707	1,810

Total assets		403,101	380,010

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	8	2,778	4,319
Other payables and accruals		10,834	15,646
Income tax payable		543	789
Deferred revenue		122	60
Consideration payable	9	133,613	—
Due to related parties		20,331	21,117

Total current liabilities		168,221	41,931
Bank loan	10	—	35,000

Total liabilities		168,221	76,931
Minority interests		456	2,839

		168,677	79,770
Commitments and Contingent Liabilities	18

Shareholders’ equity:
Share capital		4,995	5,385
Paid-in capital		260,867	308,025
Statutory reserves		9,452	9,452
Accumulated other comprehensive losses		(670)	(1,806)
Accumulated deficit		(40,220)	(20,816)

Total shareholders’ equity		234,424	300,240

Total liabilities, minority interests and shareholders’ equity		403,101	380,010

The accompanying notes are an integral part of these condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		Three months ended June 30,		Six months ended June 30,
	Note	2004	2005	2004	2005
		(in thousands of U.S. dollars, except number of shares & per share amounts)
Revenues:
Wireless Internet		28,834	40,666	52,670	74,106
Advertising		1,912	1,837	3,134	3,422
Commercial enterprise solutions		135	274	965	530
Internet access		—	—	68	—

Total revenues		30,881	42,777	56,837	78,058

Cost of revenues:
Cost of services		(15,872)	(24,993)	(27,668)	(46,380)
Cost of goods sold		603	—	(64)	—

Total cost of revenues		(15,269)	(24,993)	(27,732)	(46,380)

Gross profit		15,612	17,784	29,105	31,678

Operating expenses:
Selling and marketing expenses		(2,006)	(2,008)	(3,516)	(3,185)
General and administrative expenses		(2,729)	(5,871)	(4,852)	(9,925)
Product development expenses		(207)	(358)	(413)	(616)
Amortization of intangibles		(1,370)	(213)	(2,630)	(559)

Total operating expenses		(6,312)	(8,450)	(11,411)	(14,285)

Income from operations		9,300	9,334	17,694	17,393
Other income/ (loss):
Net interest income		897	696	912	1,815
Gain on disposal of available-for-sale securities		—	450	—	450
Loss on issuance of shares by a subsidiary	2	—	(69)	—	(69)

Income before tax		10,197	10,411	18,606	19,589
Income tax expenses	11	(4)	(92)	(7)	(112)

Income after tax		10,193	10,319	18,599	19,477
Minority interests		(131)	(76)	(174)	(73)

Net income attributable to shareholders		10,062	10,243	18,425	19,404

Earnings per ordinary share – basic (cents):	13	0.26	0.25	0.54	0.48

Earnings per ordinary share – diluted (cents):	13	N/A	0.24	N/A	0.46

Earnings per ADS – basic (cents):	13	21.2	19.9	43.2	38.7

Earnings per ADS – diluted (cents):	13	N/A	19.5	N/A	37.0

Weighted average number of shares used in computing Earnings Per Share:
Ordinary shares, basic		3,800,000,000	4,120,138,667	3,415,384,615	4,008,787,949
Ordinary shares, diluted		N/A	4,200,355,503	N/A	4,200,355,503

American Depositary Shares, basic		47,500,000	51,501,733	42,692,308	50,109,849
American Depositary Shares, diluted		N/A	52,504,444	N/A	52,504,444

The accompanying notes are an integral part of these condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of shares	Share capital	Paid-in capital	Statutory reserves	Accumulated other comprehensive losses	Accumulated deficit	Total shareholders’ equity
	(in thousands of U.S. dollars, except number of shares)
Balance as of January 1, 2004	2,800,000,000	3,590	75,551	9,452	(55)	(74,128)	14,410
Issuance of shares pursuant to Initial Public Offering	1,000,000,000	1,282	192,528	—	—	—	193,810
Share issuing expenses	—	—	(26,018)	—	—	—	(26,018)
Unrealized loss on securities	—	—	—	—	(3,001)	—	(3,001)
Net income for the period	—	—	—	—	—	18,425	18,425

Balance as of June 30, 2004	3,800,000,000	4,872	242,061	9,452	(3,056)	(55,703)	197,626

Balance as of January 1, 2005	3,896,200,000	4,995	260,867	9,452	(670)	(40,220)	234,424
Issuance of earn-out shares (note 12)	304,155,503	390	47,158	—	—	—	47,548
Unrealized loss on securities	—	—	—	—	(1,135)	—	(1,135)
Exchange loss	—	—	—	—	(1)	—	(1)
Net income for the period	—	—	—	—	—	19,404	19,404

Balance as of June 30, 2005	4,200,355,503	5,385	308,025	9,452	(1,806)	(20,816)	300,240

The accompanying notes are an integral part of these condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2004	2005
	(in thousands of U.S. dollars)
Cash flow from operating activities:
Net income	18,425	19,404

Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangibles	2,630	559
Amortization of investments’ premium	83	198
Allowance for doubtful accounts	123	536
Depreciation	1,905	3,310
Minority interests	174	73
Exchange loss	—	51
Loss on disposal of property and equipment	—	81
Gain on disposal of available-for-sale securities	—	(450)
Loss on issuance of shares by a subsidiary	—	69

Change in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(5,629)	(4,878)
Prepayments	(3,579)	(852)
Deposits and other receivables	(701)	235
Due from related parties	(20)	(6)
Inventories	(206)	33
Long-term prepayment and deposits	67	—
Accounts payable	245	1,062
Other payables and accruals	166	4,947
Income tax payable	2	(179)
Deferred revenue	(22)	(62)
Due to related parties	285	786

Net cash provided by operating activities	13,948	24,917

Cash flow from investing activities:
Payments for purchase of property and equipment	(2,355)	(5,341)
Short term bank deposits	—	(1,449)
Payment for purchase of intangibles	(1,289)	—
Investment in bonds	(118,883)	—
Cash received on disposal of available-for-sale securities	—	16,392
Payments for acquisitions	—	(99,898)

Net cash used in investing activities	(122,527)	(90,296)

Cash flow from financing activities:
Issuance of ordinary shares, net of issuing expenses	172,439	—
Share issuing expenses for Initial Public Offering	—	(803)
Cash received from issuance of shares by a subsidiary, net of issuing expenses	—	3,985
Bank loan, net of handling charges	—	34,886

Net cash provided by financing activities	172,439	38,068

Net increase/(decrease) in cash and cash equivalents	63,860	(27,311)
Cash and cash equivalents, beginning of period	22,636	79,320

Cash and cash equivalents, end of period	86,496	52,009

Supplemental disclosures of cash flow information
Cash (paid)/received during the period:
Cash paid for income taxes	(3)	(139)
Interest received	1,428	2,763
Non-cash activities:
Property and equipment transferred from TOM Group	7	—
Outstanding payment for listing expenses	4,647	—

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of preparation and accounting policies

TOM Online Inc. (the “Company” or “TOM Online”) and its subsidiaries are collectively referred to as the “Group”.

The interim, unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and reflect all normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of the results for the interim periods presented.

Results for the three months and six months ended June 30, 2005 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

The accounting policies and methods of computation used in the preparation of these interim condensed financial statements are consistent with those used in the annual report for the year ended December 31, 2004.

2. Business combinations

On February 24, 2005, the Company, through its wholly-owned subsidiary TOM Online Games Limited, completed the acquisition of 76.29% of the issued and paid-up share capital of Indiagames Limited (“Indiagames”) by paying US$13,732,000 cash as consideration (US$300,000 of which are currently held in escrow and accounted for as restricted cash). Pursuant to the Sales and Subscription Agreement, the Company was due to subscribe to new shares of Indiagames for US$4,000,000 that would have increased its ownership interest to 80.6%.

The acquisition has been accounted for using the purchase method of accounting for business combination and the results of operations of Indiagames, to the extent of our ownership interest, have been included in the Group’s consolidated financial statements since the acquisition date of February 24, 2005. Acquired goodwill amounted to US$11,695,000 and identifiable intangible assets US$772,000, which were valued by an independent valuer, were recognized and measured at fair value upon acquisition. Intangible assets are amortized over their useful lives. Under FAS 142 Goodwill and Other Intangible Assets, goodwill is no longer subject to periodic amortization, but rather, is subject to periodic evaluation for impairment.

On April 29, 2005, the Company announced that Cisco System, Inc. (“Cisco”) and Macromedia, Inc. (“Macromedia”) would participate in the financing of Indiagames under a Subscription and Shareholders Agreement. Cisco and Macromedia invested US$4,000,000 for a combined stake of 18.18% in Indiagames, through a subscription to newly issued shares (the “Subscription”). In light of this strategic investment, the Company will not subscribe to new shares as stated in its announcement on December 17, 2004 and has no further future commitment to this effect. Because of this separate transaction, the Company’s ownership interest was diluted to 62.42%.

The change in the Company’s ownership interest in Indiagames resulted in an overall loss of US$69,000 after adjusting down goodwill by US$2,126,000 and intangible assets by US$110,000 to reflect the dilution of interest.

Each of the original shareholders of Indiagames (the “Original Shareholders”), the Company and Indiagames will use reasonable endeavours to procure that the initial listing of Indiagames (“Initial Listing”) take place on or before the 3rd anniversary of the completion of the Subscription (“Subscription Closing”). In the event that such Initial Listing has not taken place by that time, then:

1.	Under clause 13 of the Subscription and Shareholders Agreement, anytime after but before the 5th anniversary of the Subscription Closing, each of the Original Shareholders has the right to sell all (but not part) of their shares in Indiagames to the Company. The total exercise price totaled US$5,216,764 for a total of 112,240 shares in Indiagames. Any selling original shareholder would be entitled to part of the exercise price in proportion to their number of shares held as at the Subscription Closing date.

2.	Under clause 14.2 of the Subscription and Shareholders Agreement, subject to Indiagames being suitable for Initial Listing, if no trade sale or bona fide disposal is completed within 6 months of the determination of Indiagames value, the investors have the right to sell all (but not part) of their shares at the valuation determined by the bank (or the arithmetic mean of the valuations if these were determined by more than one bank).

3.	Under clause 14.3 of the Subscription and Shareholders Agreement, subject to Indiagames being determined not to be suitable for Initial Listing, if no trade sale or bona fide disposal is completed due to the Company exercising its first right of refusal, the investors have the right to sell all (but not part) of their shares at the trade sale price offered by a bona fide third party purchaser identified by the valuation bank.

With the acquisition of Indiagames, the Company has strengthened its leading market position in the wireless Internet sector with the addition of popular wireless games and related contents.

3. Short term bank deposits

Short term bank deposits totaling US$1,449,000 represents 12-months certificates of deposits, which bear interest rates between 5% and 6.30%.

4. Accounts receivable, net

The ageing analysis of the Group’s accounts receivable, net, at end of the period is as follows:

	December 31, 2004	June 30, 2005
	(in thousands of U.S. dollars)
Current	10,302	11,493
31-60 days	5,893	11,192
61-90 days	5,091	4,531
Over 90 days	5,083	5,365

	26,369	32,581

The majority of the Group’s sales are on open account terms and in accordance with terms specified in the contracts governing the relevant transactions. Wireless Internet revenues are collected in arrears from the mobile telecommunication operators.

5. Available-for-sale debt securities and Restricted securities

The aggregate fair value of available-for-sale debt securities amounted to US$39,286,000 as at June 30, 2005. On April 22, 2005, the Company sold certain debt securities and received the proceeds totaling US$16,392,000 on the same date. Gains on disposal amounted to approximately US$450,000.

Also during April 2005, the Company pledged and set aside available-for-sales debt securities with total face value of US$60,000,000 (the “restricted securities”) as collateral for a 4-year bank loan facility. As at June 30, 2005, the restricted securities had a market value of US$60,308,000. Details of the bank loan are presented under note 10.

6. Property and equipment, net

	December 31, 2004	June 30, 2005
	(in thousands of U.S. dollars)
Computer hardware and software	23,463	28,415
Furniture and office equipment	784	1,022
Motor vehicles	279	279
Leasehold improvements	1,589	2,064

	26,115	31,780
Less: Accumulated depreciation	(11,725)	(15,089)
Less: Provision for impairment	(2,463)	(2,463)

Net book value	11,927	14,228

7. Goodwill, net

The net balance of goodwill, as at June 30, 2005, of US$168,063,000 includes goodwill arising on the acquisition of Indiagames on February 24, 2005 of US$11,695,000 less an adjustment of US$2,126,000 as a result of Indiagames’ issuing new shares on April 29, 2005 to new investors. Management has determined that there is no indication that goodwill was impaired during the first half year of 2005.

8. Accounts payable

The ageing analysis of the Group’s accounts payable at the end of the period is as follows:

	December 31, 2004	June 30, 2005
	(in thousands of U.S. dollars)
Current	901	2,305
31-60 days	138	836
61-90 days	270	303
Over 90 days	1,469	875

	2,778	4,319

9. Consideration payable

During the three months ended June 30, 2005, the Company effected payments of outstanding considerations totaling US$133,613,000 in connection with its business acquisitions of Puccini International Limited, or Puccini, Treasure Base Investments Limited, or Treasure Base and Whole Win Investments Limited, or Whole Win, details of which were previously stated in note 20 of our annual report for the financial year ended December 31, 2004.

10. Bank loan

In April 2005, the Group secured a 4-year bank loan facility amounting to US$57,000,000 bearing interest rate at 0.23% per annum over LIBOR (“London Inter-Bank Offer Rate”). Debt securities with total face value of US$60,000,000 were pledged as collateral for this facility. For the quarter ended June 30, 2005, the Group drew down US$35,000,000 to partly finance the payment of acquisitions and the bank loan interest expenses amounted approximately to US$213,000.

11. Income taxes

Under the current laws of the Cayman Islands, the Company is not subject to income taxes.

Pursuant to the PRC Income Tax Laws, the Group is generally subject to enterprise income tax (“EIT”) at a statutory rate of 33% and companies located within special economic zones are entitled to a 15% preferential rate. Certain companies were also granted a full exemption from EIT for the first three years of operation including the year of incorporation and a 50% reduction for the following three years.

No Hong Kong profits tax has been provided as the Group has no estimated assessable profit in Hong Kong for the six months ended June 30, 2005 (2004: Nil).

Taxes on income assessable in India have been calculated at the rates of tax prevailing in that country in which the Group operates its subsidiary, Indiagames, based on existing legislation, interpretations and practices in respect thereof.

The net deferred tax assets of US$350,000 as of June 30, 2005 (2004: US$348,000) arose mainly from the temporary differences between financial statements carrying amounts of depreciation of an operating company and their respective tax bases. No valuation allowance was made on these deferred tax assets because they are expected to be utilized in the foreseeable future.

12. Issuance and allotment of ordinary shares to Cranwood Company Limited and its nominee

Effective November 19, 2003, the Company acquired 100% equity interest of Puccini from Cranwood Company Limited (“Cranwood”), for a total consideration of US$132,094,000, half of which are to be settled in shares. In the year 2004, Cranwood was issued and allotted 96,200,000 ordinary shares, worth US$18,500,000. On April 25, 2005, Cranwood was issued and allotted 304,155,503 ordinary shares, worth US$47,548,000. As at June 30, 2005, Cranwood and its associates and a company which has the same controlling shareholder as Cranwood are interested in 9.9% of the issued share capital of the Company.

13. Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share for the three months and six months ended June 30, 2005, is based on:

•	the respective unaudited consolidated net income attributable to shareholders of US$10,243,000 and US$19,404,000 (2004: US$10,062,000 and US$18,425,000);

•	the weighted average number of 4,120,138,667 and 4,008,787,949 (2004: 3,800,000,000 and 3,415,384,615) ordinary shares outstanding during the periods; and

•	51,501,733 and 50,109,849 (2004: 47,500,000 and 42,692,308) American Depositary Shares outstanding during the periods.

(b) Diluted earnings per share

The calculation of diluted earnings per share for the three months and six months ended June 30, 2005, is based on:

•	the same net income data in note 13(a);

•	the weighted average number of 4,200,355,503 and 4,200,355,503 (2004: nil and nil) ordinary shares, after adjusting for the effects of all dilutive potential shares during the periods; and

•	52,504,444 and 52,504,444 (2004: nil and nil) ADS outstanding during the periods.

Stock options were excluded from the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the ordinary shares.

14. Interim dividend

The directors do not recommend the payment of an interim dividend for the six months ended June 30, 2005 (2004: Nil).

15. Segment information

Based on the criteria established by SFAS No. 131 “Disclosures about segments of an Enterprise and Related Information” the Group operates in four principal business segments. The Group does not allocate any operating expenses or assets to its four business segments, as management does not use this information to measure the performance of the operating segments. Certain costs of revenue are shared between business segments. These costs, including staff costs, content acquisition costs, bandwidth leasing charges, depreciation as well as portal facilities, were allocated to the wireless Internet and advertising segments in proportion to their gross margin contribution before the allocation of these costs. In addition, no measures of assets by segment are reported and used by the chief operating decision maker. Hence, the Group has not made disclosure of total assets by reportable segment.

In addition to its operations in China, the Group has business operation in India via its non wholly-owned subsidiary, Indiagames. No geographical segmental information is provided pursuant to SFAS 131, which does not require segment operating under a 10% quantitative threshold to be disclosed separately. For the second quarter of 2005, Indiagames has contributed approximately 3% to our total wireless revenues and nearly 3% to our total revenues. Its absolute amount of reported profits and its assets were well below the 10% threshold of the combined profits and combined assets of all operating segments of the Group.

Summarized information by business segment for the three months and six months ended June 30, 2004 and 2005 is as follows:

	Three months ended June 30,		Six months ended June 30,
	2004	2005	2004	2005
	(in thousands of U.S. dollars)
Revenues:
Wireless Internet	28,834	40,666	52,670	74,106
Advertising	1,912	1,837	3,134	3,422
Commercial enterprise solutions	135	274	965	530
Internet access	—	—	68	—

Total revenues	30,881	42,777	56,837	78,058

Cost of revenues:
Wireless Internet	(15,153)	(24,215)	(26,529)	(44,931)
Advertising	(641)	(706)	(1,061)	(1,343)
Commercial enterprise solutions	525	(72)	(142)	(106)
Internet access	—	—	—	—

Total cost of revenues	(15,269)	(24,993)	(27,732)	(46,380)

Gross profit	15,612	17,784	29,105	31,678

16. Stock-based compensation

The Company’s stock-based compensation plans include four stock option plans (collectively the “Stock Option Plans”), namely the pre-IPO share option plan and share option scheme of TOM Group Limited (“TOM Group”), the Pre-IPO Share Option Plan and the Share Option Scheme of the Company.

The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” as amended by FASB Interpretation No. (“FIN”) 44 and Emerging Issues Task Force (“EITF”) No. 00-23 and complies with the disclosure provisions of SFAS No. 123 “Accounting for Stock-Based Compensation” as amended by SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure”.

The movements of the share options granted to the executive directors of the Company and employees of the Group under these four share option plans during the period for the six months ended June 30, 2005 are summarized as follows:

(a) TOM Group’s pre-IPO share option plan

	Number of share options						Option Period	Subscription price per share of TOM Group
Date of Grant	Outstanding as at January 1, 2005	Granted during the period	Exercised during the period	Lapsed during the period	Cancelled during the period	Outstanding as at June 30, 2005
								HK$
11/2/2000	9,080,000	—	—	—	—	9,080,000	11/2/2000- 10/2/2010	1.78

(b) TOM Group’s share option scheme

	Number of share options						Option Period	Subscription price per share of TOM Group
Date of Grant	Outstanding as at January 1, 2005	Granted during the period	Exercised during the period	Lapsed during the period	Cancelled during the period	Outstanding as at June 30, 2005
								HK$
23/3/2000	1,306,000	—	—	84,000	—	1,222,000	23/3/2000- 22/3/2010	11.30
26/6/2000	614,000	—	—	64,000	—	550,000	26/6/2000- 25/6/2010	5.89
8/8/2000	5,426,000	—	—	—	442,000	4,984,000	8/8/2000- 7/8/2010	5.30
9/10/2003	7,698,000	—	—	—	—	7,698,000	9/10/2003- 8/10/2013	2.505

(c) The Company’s Pre-IPO Share Option Plan

	Number of share options						Option Period	Subscription price per share of the Company
Date of Grant	Outstanding as at January 1, 2005	Granted during the period	Exercised during the period	Lapsed during the period	Cancelled during the period	Outstanding as at June 30, 2005
								HK$
16/2/2004	262,425,040	—	—	6,596,126	—	255,828,914	16/2/2004- 15/2/2014	1.50

(d) The Company’s Share Option Scheme

	Number of share options						Option Period	Subscription price per share of the Company
Date of Grant	Outstanding as at January 1, 2005	Granted during the period	Exercised during the period	Lapsed during the period	Cancelled during the period	Outstanding as at June 30, 2005
								HK$
11/5/2005	—	18,000,000	—	—	—	18,000,000	11/5/2005- 10/5/2015	1.204

The following weighted average assumptions were included in the estimated grant date fair value calculations for the Stock Options Plans, calculated using the Black-Scholes model. Key assumptions are:

Risk free interest rate (%)	0.2 – 3.23
Expected life (years)	0.57 – 4.07
Expected dividend	0
Volatility (%)	40 – 64
Weighted average estimated grant date fair value	0.023 –1.26

Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value at the grant dates under a method prescribed by SFAS No.123, the Company’s earnings per share would have been adjusted to the pro forma amounts as follows:

	Three months ended June 30,		Six months ended June 30,
	2004	2005	2004	2005
	(in thousands of U.S. dollars)
Net income as reported:	10,062	10,243	18,425	19,404
Less: Stock-based employee compensation expenses determined under fair value based method, net of tax	(2,288)	(1,204)	(4,280)	(2,752)

Pro forma net income	7,774	9,039	14,145	16,652

Earnings per ordinary share – basic (cents):
As reported	0.26	0.25	0.54	0.48
Pro forma	0.20	0.22	0.40	0.42

Earnings per ordinary share – diluted (cents):
As reported	N/A	0.24	N/A	0.46
Pro forma	N/A	0.22	N/A	0.40

17. Related party transactions

	Six months ended June 30,
	2004	2005
	(in thousands of U.S. dollars)
Advertising and commercial enterprise solutions revenues earned from:
- subsidiaries of TOM Group	7	11
- a related company of a shareholder of TOM Group	—	3

Office rental and related expenses charged by:
- a related company of a shareholder of TOM Group	524	727

Commercial enterprise solutions and Internet access revenues charged by:
- subsidiaries of TOM Group	73	11
- a subsidiary of Cranwood	—	45

Recharge TOM Group and its subsidiaries of operating expenses incurred on their behalf	170	187

Interest expenses to TOM Group	189	384

Corporate expenses recharged by TOM Group	373	430

18. Commitments and Contingent Liabilities

Capital commitments

	December 31, 2004	June 30, 2005
	(in thousands of U.S. dollars)
Business acquisition:
Contracted but not provided for	17,732	—

Property and equipment:
Authorized but not contracted for	2,026	5,936

	19,758	5,936

On February 24, 2005, the Company provided for approximately US$13,732,000, of which US$13,432,000 were paid to the exiting and selling shareholders, in exchange of an ownership interest of 76.29% in Indiagames (US$300,000 are currently held in escrow against tax warranties given by the Founder of Indiagames). The Company has no further capital commitment in connection with this business combination (See note 2).

The Group rent offices, apartments and warehouses under operating lease agreements. The net aggregate future lease payments under non-cancelable operating leases as of June 30, 2005 are as follows:

Commitments under operating leases

	December 31, 2004	June 30, 2005
	(in thousands of U.S. dollars)
2005	1,667	827
2006	1,066	986
2007	—	15
2008	—	7

	2,733	1,835

As of June 30, 2005, the Group had no operating lease commitments beyond 2008.

For the six months ended June 30, 2005, the Group incurred rental expenses of approximately US$872,000.

Other than our obligations in connection with our acquisition of Treasure Base, we did not have any material contingent liabilities as at June 30, 2005. This contingent obligation (earn-out consideration) is equal to, in the event that the amount of Treasure Base’s 2005 audited consolidated net profit is (i) less than US$4,820,000, an amount equal to the 2005 audited consolidated net profit; or (ii) equal to or more than US$4,820,000 but less than (or equal to) US$9,040,000, an amount 1.5 times the amount of the 2005 audited consolidated net profit; or (iii) more than US$9,040,000, an amount 1.75 times the amount of the 2005 audited consolidated net profit. As many uncertainties remain, the earn-out consideration can not be measured reliably and recognized until the end of 2005.

19. Net current assets and total assets less current liabilities

	December 31, 2004	June 30, 2005
	(in thousands of U.S. dollars)
Net current assets	(55,801)	52,300
Total assets less current liabilities	234,880	338,079

20. Subsequent events

On July 21, 2005, the People’s Bank of China announced a 2.1% revaluation of RMB to US$ (or from roughly a RMB8.28 exchange rate to roughly RMB8.11 per US$), and a new system to set the value of the RMB against an unspecified basket of currencies. While our reporting currency is the US$, the vast majority of our revenues and expenses are denominated in RMB (with the exception of our Indiagames subsidiary) and a significant portion of our assets and liabilities are denominated in RMB and to the extent that the revaluation of the RMB is sustained at current levels, relative to the US$, we would expect, for our revenues on a US$ basis to be impacted roughly in-line to slightly lower (due to contribution from non-RMB results of Indiagames) with RMB exchange rates to the US$ and no material fluctuation in the exchange rate between the US$ and RMB . Following the appreciation of the RMB, the net assets of the Group denominated in RMB have been assessed and it is concluded that there is no material impact on the reported consolidated financial statements.

On July 28, 2005, the Company fully utilized the bank loan facility by drawing down the remaining facility of US$22,000,000.

In late July 2005, China Unicom noticed several major Service Providers (SPs), including Beijing Lei Ting, a wholly-owned subsidiary of the Company, of a temporary suspension of the settlement of service fees, because of complaints it received from mobile phone users pertaining to services rendered during the period from January 2005 to June 2005. According to the notice received by Beijing Lei Ting on July 28, 2005, China Unicom received complaints from users regarding the provisions of SMS, which may be in breach of certain conditions of the agreement with the mobile operator. China Unicom would investigate those complaints and temporarily suspended settlement of services fees with Beijing Lei Ting commencing from the distribution of fees payment for the month of May 2005, until further notice. The Group conducted an internal review of its operations during the period in question and it was concluded that it complied with the strict rules set in the agreement with China Unicom. The amount of receivable from China Unicom for the period from May 2005 to June 2005 was US$2,407,000. Until the results of the investigation are known, Management cannot determine with certainty whether the Company may be liable to any penalty and the impact should China Unicom conclude that a breach of contract occurred. Accordingly, no provision was made for this contingency as of June 30, 2005. Potential penalties could be in the form of requiring double confirmation from subscribers, suspension of certain services, cancellation of the agreement, monetary fines, and suspension of new businesses with China Unicom.

SUPPLEMENTARY UNAUDITED INFORMATION PROVIDED BY MANAGEMENT

Summary of principal differences between US GAAP and HK GAAP

	Three months ended June 30,		Six months ended June 30,
	2004	2005	2004	2005
	(in thousands of U.S. dollars)
Net income attributable to shareholders under US GAAP	10,062	10,243	18,425	19,404
Reconciliation adjustments, net of tax:
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP	1,260	—	2,520	—
Stock compensation cost recognized under HK GAAP*	(1,806)	(1,140)	(2,750)	(2,619)

Net income attributable to shareholders under HK GAAP	9,516	9,103	18,195	16,785

*	Since January 1, 2005, the Group has adopted the newly pronounced Hong Kong Financial Reporting Standards No. 2 “Share-based Payment” (“HKFRS 2”), which requires an entity to recognize share-based payment transactions in its financial statements, including transactions with its employees or other parties to be settled in cash, other assets, or equity instruments of the entity, with compensation expense for share options granted recognized at the date of grant and amortized over the vesting period. This new standard has been retrospectively applied and the comparative figures have been restated accordingly.

	December 31, 2004	June 30, 2005
	(in thousands of U.S. dollars)
Total assets under US GAAP	403,101	380,010
Reconciliation adjustments, net of tax:
- Reversal of amortization of intangibles	5,040	5,040

Total assets under HK GAAP	408,141	385,050

	December 31, 2004	June 30, 2005
	(in thousands of U.S. dollars)
Net assets under US GAAP	234,424	300,240
Reconciliation adjustments, net of tax:
Reversal of amortization of intangibles	5,040	5,040

Net assets under HK GAAP	239,464	305,280

Management guidance for the third quarter of 2005

The Company’s management estimates that its total revenues for the third quarter of 2005 would range between US$42.0 mn and US$43.5 mn.

Reconciliation from Income from operations to EBITDA

	Three months ended June 30,		Six months ended June 30,
	2004	2005	2004	2005
	(in thousands of U.S. dollars)
Income from operations	9,300	9,334	17,694	17,393
Add back: Depreciation	992	1,732	1,905	3,310
Amortization	1,370	213	2,630	559

EBITDA	11,662	11,279	22,229	21,262

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with US GAAP, the Company uses non-GAAP financial measures for EBITDA, which is adjusted from results based on US GAAP, to exclude certain non-recurring adjustments, in analyzing its financial results. These non-GAAP measures are provided to enhance the user’s overall understanding of the Company’s current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by excluding certain adjustments that did not or are not in the future expected to result in cash payments. In particular, the adjusted presentation may be useful for investors to assess the impact of recent and future acquisitions.

Although the Company has historically reported US GAAP results to investors, the Company believes the inclusion of non-GAAP financial measures provides further clarity in its financial reporting. These non-GAAP financial measures may be different from non-GAAP financial measures used by other companies, and should be considered in addition to results prepared in accordance with US GAAP, but should not be considered a substitute for or superior to US GAAP measures.

The non-GAAP financial measure included in this interim report has been reconciled to the nearest US GAAP measure.

COMPETING INTERESTS

(a)	Directors

Mr. Frank Sixt and Mrs. Susan Chow, the Chairman of the Company and the alternate Director to Mr. Frank Sixt respectively, are executive directors of HWL, Cheung Kong Infrastructure Holdings Limited (“CKI”) and Hutchison Global Communications Holdings Limited (“HGCH”) and directors of certain of their respective Associates (collectively referred to as “HWL Group”, “CKI Group” and “HGCH Group” respectively). They are also non-executive directors of Hutchison Telecommunications International Limited

and directors of certain of its Associates (collectively referred to as “HTIL Group”). In addition, Mr. Frank Sixt is a non-executive director of CKH and director of certain of its Associates (collectively referred to as “CKH Group”). HWL Group is engaged in e-commerce and general information portals. Both the CKH Group and the CKI Group are engaged in information technology, e-commerce and new technology. HGCH Group has four core businesses: fixed network services, data centre operations, powerline broadband service and IT solutions. HTIL Group is engaged in providing mobile and fixed-line telecommunications services, including broadband data services, multimedia services and mobile and fixed-line Internet services and Intranet services. The Directors believe that there is a risk that such businesses may compete with those of the Group.

Mr. Sing Wang, a non-executive Director, holds 4.55% of the equity interest in (“Yabuy Online”) whose main business consists of the operation of ChinaEC.com (formerly known as yabuy.com), an online auction website in the PRC as well as its subsidiary. The Directors believe that there is a risk that the business of Yabuy Online may compete with those of the Group.

Mr. Gordon Kwong, an independent non-executive Director, owns approximately 2.2% interest in ChinaHR.com Corp, which is a company in the PRC that engages in online job search. He is also an independent non-executive director of Quam Limited, which is an internet company that mainly deals with financial services. The Directors believe that there is a risk that such businesses may compete with those of the Group.

(b)	Management shareholders

TOM Group, an initial management shareholder of the Company, and its subsidiaries are engaged in diversified businesses, which include, inter alia, the provision of certain online services ancillary to their business divisions.

Cranwood, an initial management shareholder of the Company, has a wholly-owned subsidiary, Beijing ChinaCare e-Med Limited (“ChinaCare”) whose main business consists of healthcare related information technology, information and consulting services. Cranwood has undertaken, inter alia, to Bright Horizon Enterprises Limited (“Bright Horizon”, a wholly-owned subsidiary of the Company) that ChinaCare will not provide content to any person other than the Company and its subsidiaries. ChinaCare had entered into a content provision agreement with LTWJi. The Directors are of the view that the provision of content by ChinaCare to LTWJi under the agreement is complementary to, and not in competition with the IVR business of LTWJi.

With the consent of Bright Horizon, ChinaCare has contracted to provide healthcare content services relating to fixed line interactive-voice recognition services and SMS players. It has not entered into any contractual arrangement with the competitors of the Company in the IVR business.

Cranwood wholly owns the entire equity interest in Mindworks Limited whose main business consists of publishing and provision of mobile content products. With respect to its business of the provision of mobile content products, although Mindworks Limited has contracted to develop and provide use of website and contents thereof for mobile telephone operation in Hong Kong, it has not entered into any contractual arrangement with the Company or its subsidiaries in connection with such business.

Save as disclosed above, none of the Directors or the management shareholders of the Company (as defined under the GEM Listing Rules) or their respective Associates have any interests in a business which competes or may compete with the business of the Group.

AUDIT COMMITTEE

The Company has established an audit committee (“Audit Committee”) in February 2004, in accordance with the GEM Listing Rules, which reviews the internal accounting procedures and considers and reports to the board of directors of the Company with respect to other auditing and accounting matters, including selection of independent auditors, the scope of annual audits, fees to be paid to the independent auditors and the performance of the independent auditors. The Audit Committee comprises three independent non-executive Directors, namely Mr. Gordon Kwong, Mr. Ma Wei Hua and Dr. Lo Ka Shui. Mr. Gordon Kwong is the chairman of the Audit Committee.

The unaudited consolidated results of the Group for the six months ended June 30, 2005 have been reviewed by the Audit Committee.

SPONSORS’ INTERESTS

As updated and notified by the Company’s joint sponsors, Citigroup and Morgan Stanley, their interests in the share capital of the Company as at June 30, 2005 are summarised below:

Citigroup’s employees	-	none
(excluding directors)

Citigroup’s directors	-	none

Citigroup and its associates	-	19,248,240 shares (represents ordinary shares and ordinary
shares equivalents relating to ADSs)

Morgan Stanley’s employees (excluding directors)	-	416,500 shares (representing ordinary shares and ordinary shares equivalents relating to ADSs)

Morgan Stanley’s directors	-	none

Morgan Stanley and its associates	-	1,162,400 shares (represents ordinary shares and ordinary
shares equivalents relating to ADSs)

Pursuant to the sponsorship agreement dated March 1, 2004 entered into between the Company, Citigroup and Morgan Stanley, Citigroup and Morgan Stanley have been appointed as the joint sponsors of the Company as required under the GEM Listing Rules at a fee from March 11, 2004 to December 31, 2006.

As at June 30, 2005, other than disclosed above, neither Citigroup and Morgan Stanley nor their respective directors, employees or associates (as referred to in Note 3 to rule 6.35 of the GEM Listing Rules) had any interest in the securities of the Company, including options or rights to subscribe for such securities, other than the shares held by Citigroup and/or Morgan Stanley’s respective brokerage and asset management operations on behalf of customers.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions set out in the Code on Corporate Governance Practices (“Code on CG Practices”) contained in Appendix 15 to the GEM Listing Rules during the six months ended June 30, 2005 except that the papers for a meeting of the Audit Committee have not been sent to the members of the Audit Committee within the specified period as set out in the Code on CG Practices.

CODE OF CONDUCT REGARDING SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted a Code of Conduct regarding Securities Transactions by Directors on terms no less exacting than the required standard of dealings (the “Code of Conduct”). Having made specific enquiry of the Directors, all the Directors confirmed that they have compiled with the required standard of dealings as set out in the Code of Conduct during the six months ended June 30, 2005.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the six months ended June 30, 2005, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed shares.

DEFINITIONS

“ADSs”	American Depositary Shares issued by Citibank N.A., each representing ownership of 80 ordinary shares of the Company, which are quoted on NASDAQ

“Associates”	the same definition as described under the GEM Listing Rules

“Beijing Lei Ting”	Beijing Lei Ting Wan Jun Network Technology Limited

“Citigroup”	Citigroup Global Markets Asia Limited

“CKH”	Cheung Kong (Holdings) Limited

“Company”, “our Company”, “we”, “our” and “TOM Online”	TOM Online Inc.

“Cranwood”	Cranwood Company Limited

“Director(s)”	the director(s) of the Company

“GEM”	the Growth Enterprise Market of the Stock Exchange

“GEM Listing Rules”	the Rules Governing the Listing of Securities on the GEM

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“HKFRS”	the Hong Kong Financial Reporting Standards under HK GAAP

“HWL”	Hutchison Whampoa Limited

“Indiagames”	Indiagames Limited

“LTWJi”	Beijing Lei Ting Wu Ji Network Technology Company Limited

“Morgan Stanley”	Morgan Stanley Dean Witter Asia Limited

“NASDAQ”	the NASDAQ National Market in the United States of America

“PRC” or “China”	the People’s Republic of China

“Pre-IPO Share Option Plan”	the Pre-IPO Share Option Plan adopted by the Company on February 12, 2004

“Puccini”	Puccini International Limited

“RMB”	Renminbi, the lawful currency of the PRC

“Rupees”	the lawful currency of the Republic of India

“SFAS”	Statement of Financial Accounting Standards under US GAAP

“Share Option Scheme”	the share option scheme adopted by the Company on February 12, 2004

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“TOM Group”	TOM Group Limited

“US$”	United States dollars, the lawful currency of the United States of America

“US GAAP”	the generally accepted accounting principles in the United States of America

As at the date thereof, the directors of the Company are:

Executive Directors:	Non-executive Directors:	Independent non- executive Directors:

Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman)	Mr. Gordon Kwong
Mr. Peter Schloss	Mr. Sing Wang (Vice Chairman)	Mr. Ma Wei Hua
Ms. Elaine Feng	Ms. Tommei Tong	Dr. Lo Ka Shui
Mr. Fan Tai
Mr. Wu Yun	Alternate Director:

Mrs. Susan Chow
(Alternate to Mr. Frank Sixt)

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of the Company at www.tom.com.

*	for identification purpose